(Translation)

September 17, 2004

Name of the Company:
Bandai Co., Ltd.
Name and Position of the Representative:
Takeo Takasu
President and Representative Director
Inquiries shall be directed to:
Hiroshi Kawasaki
General Manager, President Office
Tel.: 03 (3847) 5005
(Code No. 7967, The First Section of the Tokyo Stock Exchange)

Notice of Determination of the Specific Terms of the Issuance of Stock Acquisition Rights (Stock Options)

Notice is hereby given that the specific terms of the issuance of stock acquisition rights to be issued as stock options pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan as resolved at the meeting of the Board of Directors of Bandai Co., Ltd. held on August 24, 2004 but remained undecided were determined today, as described below:

Description

1.	Date of issuance of stock acquisition rights:	September 17, 2004
5.	Amount to be paid in upon exercise of a stock acquisition right:	2,707 yen per share
6.	Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:	4,120,054,000 yen (2,707 yen per share)
8.	Portion of the issue price of a share to be issued upon exercise of stock acquisition rights which shall be transferred to capital:	1,354 yen per share

(For reference)

(1)	Date of resolution of the Board of Directors to submit a proposition for the issuance of stock acquisition rights to the Ordinary General Meeting of Shareholders:	May 11, 2004
(2)	Date of resolution at the Ordinary General Meeting of Shareholders:	June 24, 2004

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